                                                                    EXHIBIT 99.1

                              BIOVAIL CORPORATION
                       SECOND QUARTER 2001 INTERIM REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                                                                          [LOGO]

                              BIOVAIL CORPORATION
                       SECOND QUARTER 2001 INTERIM REPORT
                                     INDEX

                                                                PAGE
                                                              --------
Financial Statements
  Consolidated Balance Sheets as at June 30, 2001 and
    December 31, 2000.......................................         3
  Consolidated Statements of Retained Earnings (Deficit) for
    the three months and six months ended June 30, 2001 and
    2000....................................................         4
  Consolidated Statements of Income for the three months and
    six months ended June 30, 2001 and 2000.................         5
  Consolidated Statements of Cash Flows for the six months
    ended June 30, 2001 and 2000............................         6
  Condensed Notes to the Consolidated Financial
    Statements..............................................         7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        15
Quantitative and Qualitative Disclosure about Market Risk...        24

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail
        Corporation.

        All dollar amounts in this report are expressed in U.S. dollars.

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                               JUNE 30     DECEMBER 31
                                                                 2001          2000
                                                              ----------   ------------
ASSETS
CURRENT
Cash and cash equivalents...................................  $   68,276    $  125,144
Accounts receivable [NOTE 3]................................      88,377       105,850
Inventories [NOTE 4]........................................      39,156        24,108
Deposits and prepaid expenses...............................       4,565         5,347
                                                              ----------    ----------
                                                                 200,374       260,449
Long-term investments.......................................       2,663         2,454
Property, plant and equipment, net..........................      76,712        52,541
Goodwill, net...............................................     103,982       106,930
Intangible assets, net [NOTE 5].............................     981,119     1,027,282
Other assets, net...........................................      10,244        11,311
                                                              ----------    ----------
                                                              $1,375,094    $1,460,967
                                                              ==========    ==========
LIABILITIES
CURRENT
Accounts payable............................................  $   30,425    $   34,683
Accrued liabilities.........................................      46,778        35,452
Income taxes payable........................................       9,899         6,711
Deferred revenue............................................      38,413        26,334
Current portion of long-term obligations [NOTE 6]...........      95,923       182,564
                                                              ----------    ----------
                                                                 221,438       285,744
Deferred revenue............................................      25,500        27,900
Future income taxes.........................................      51,700        52,033
Long-term obligations [NOTE 6]..............................     174,487       256,180
                                                              ----------    ----------
                                                                 473,125       621,857
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
Convertible Subordinated Preferred Equivalent Debentures
  [NOTE 13].................................................     310,157       301,297
Share capital [NOTE 7]......................................     498,545       484,499
Stock options outstanding...................................       3,400         2,810
Warrants [NOTE 13]..........................................       7,912         7,912
Retained earnings...........................................      82,679        43,067
Cumulative translation adjustment...........................        (724)         (475)
                                                              ----------    ----------
                                                                 901,969       839,110
                                                              ----------    ----------
                                                              $1,375,094    $1,460,967
                                                              ==========    ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED        SIX MONTHS ENDED
                                                            JUNE 30                  JUNE 30
                                                     ----------------------   ----------------------
                                                       2001        2000         2001        2000
                                                     --------   -----------   --------   -----------
                                                                 [RESTATED                [RESTATED
                                                                SEE NOTE 2]              SEE NOTE 2]
Retained earnings (deficit), beginning of period
  As previously reported...........................  $55,476      $(43,151)   $ 43,067     $ 13,752
  Change in accounting policy for income taxes.....    --           --           --         (51,848)
                                                     -------      --------    --------     --------
  As restated......................................   55,476       (43,151)     43,067      (38,096)
Net income.........................................   36,772        29,429      58,597       25,167
                                                     -------      --------    --------     --------
                                                      92,248       (13,722)    101,664      (12,929)
Interest on Convertible Subordinated Preferred
  Equivalent Debentures............................   (9,569)       (9,101)    (18,985)      (9,894)
                                                     -------      --------    --------     --------
RETAINED EARNINGS (DEFICIT), END OF PERIOD.........  $82,679      $(22,823)   $ 82,679     $(22,823)
                                                     =======      ========    ========     ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED        SIX MONTHS ENDED
                                                           JUNE 30                  JUNE 30
                                                    ----------------------   ----------------------
                                                      2001        2000         2001        2000
                                                    --------   -----------   --------   -----------
                                                                [RESTATED                [RESTATED
                                                               SEE NOTE 2]              SEE NOTE 2]
REVENUE
Product sales.....................................  $125,398     $ 45,384    $237,325     $ 81,237
Research and development..........................     1,963       17,651       3,529       30,583
Royalty and licensing.............................     6,143        3,135      11,877        6,413
                                                    --------     --------    --------     --------
                                                     133,504       66,170     252,731      118,233
                                                    --------     --------    --------     --------
EXPENSES
Cost of goods sold................................    27,321       13,525      53,662       24,547
Research and development..........................    13,675       13,620      24,845       25,065
Selling, general and administrative...............    24,527       13,800      51,253       25,034
Amortization expense..............................    24,246        2,801      48,243        5,648
                                                    --------     --------    --------     --------
                                                      89,769       43,746     178,003       80,294
                                                    --------     --------    --------     --------
Operating income..................................    43,735       22,424      74,728       37,939
Interest income (expense), net....................    (4,545)       7,558     (11,854)       7,742
Premium paid on early extinguishment of
  U.S. Dollar Senior Notes........................     --          --           --         (20,039)
                                                    --------     --------    --------     --------
Income before income taxes........................    39,190       29,982      62,874       25,642
Provision for income taxes........................     2,418          553       4,277          475
                                                    --------     --------    --------     --------
Net income........................................    36,772       29,429      58,597       25,167
Interest on Convertible Subordinated Preferred
  Equivalent Debentures...........................    (9,569)      (9,101)    (18,985)      (9,894)
                                                    --------     --------    --------     --------
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS....  $ 27,203     $ 20,328    $ 39,612     $ 15,273
                                                    ========     ========    ========     ========
EARNINGS PER SHARE [NOTE 8]
Basic.............................................  $   0.21     $   0.16    $   0.30     $   0.12
                                                    ========     ========    ========     ========
Diluted...........................................  $   0.18     $   0.14    $   0.27     $   0.11
                                                    ========     ========    ========     ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (000S) [NOTE 8]
Basic.............................................   132,297      129,530     132,037      127,550
                                                    ========     ========    ========     ========
Diluted...........................................   147,933      143,118     147,735      141,850
                                                    ========     ========    ========     ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                             THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                  JUNE 30                   JUNE 30
                                                           ----------------------   -----------------------
                                                             2001        2000         2001         2000
                                                           --------   -----------   ---------   -----------
                                                                       [RESTATED                 [RESTATED
                                                                      SEE NOTE 2]               SEE NOTE 2]
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $ 36,772    $ 29,429     $  58,597    $  25,167
Depreciation and amortization............................    27,239       6,289        53,937       13,639
Amortization of discount on long-term obligations........     3,161      --             7,115       --
Future income taxes......................................      (892)       (891)         (333)      (1,782)
Compensation cost for employee stock options.............       499      --               999       --
Premium paid on early extinguishment of U.S. Dollar
  Senior Notes...........................................     --         --            --           20,039
                                                           --------    --------     ---------    ---------
                                                             66,779      34,827       120,315       57,063
Change in non-cash operating items [NOTE 9]..............    10,365     (15,993)       27,222      (38,959)
                                                           --------    --------     ---------    ---------
CASH PROVIDED BY OPERATING ACTIVITIES....................    77,144      18,834       147,537       18,104
                                                           --------    --------     ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net..........   (15,952)     (1,862)      (28,939)      (5,791)
Additions to intangible assets...........................     --         --           (13,954)      --
Reduction in intangible assets...........................     2,650      --            11,352          261
Acquisition of long-term investments.....................      (167)     --              (209)      (2,285)
Maturity of (additions to) short-term investments, net...     --        (42,128)       --            4,218
Proceeds from sale of assets held for disposal...........     --          3,000        --           20,000
                                                           --------    --------     ---------    ---------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES..........   (13,469)    (40,990)      (31,750)      16,403
                                                           --------    --------     ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital................................     6,202         524        13,617      102,822
Proceeds from the exercise of warrants...................        20      --                20       --
Advances (repayments) under revolving term credit
  facility...............................................       305      --           (75,790)      --
Reduction in other long-term obligations.................   (46,545)         (6)     (100,365)     (10,657)
Interest paid on Convertible Subordinated Preferred
  Equivalent Debentures..................................    (5,062)     (5,625)      (10,125)      (5,625)
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs.....................     --           (902)       --          289,410
Repurchase of U.S. Dollar Senior Notes...................     --         --            --         (141,017)
                                                           --------    --------     ---------    ---------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..........   (45,080)     (6,009)     (172,643)     234,933
                                                           --------    --------     ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents............................................       115         (52)          (12)         (73)
                                                           --------    --------     ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........    18,710     (28,217)      (56,868)     269,367
Cash and cash equivalents, beginning of period...........    49,566     475,670       125,144      178,086
                                                           --------    --------     ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................  $ 68,276    $447,453     $  68,276    $ 447,453
                                                           ========    ========     =========    =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the fiscal year 2000 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report for Canadian Regulatory Purposes for the fiscal year ended December 31, 2000. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.  ACCOUNTING CHANGES

                                                                           THREE MONTHS ENDED
                                                                  ------------------------------------
                                                                  MARCH 31    JUNE 30    SEPTEMBER 30
                                                                    2000        2000         2000
                                                                  ---------   --------   -------------
    REVENUE
    As previously reported......................................   $48,141    $61,448       $88,693
    Adjustment (i)..............................................     1,825      1,825         1,825
    Reclassification (ii).......................................     2,097      2,897         2,897
                                                                   -------    -------       -------
    As restated.................................................   $52,063    $66,170       $93,415
                                                                   =======    =======       =======
    PROVISION FOR (RECOVERY OF) INCOME TAXES
    As previously reported......................................   $(1,556)   $(2,650)      $(4,562)
    Adjustment (iii)............................................     1,478      3,203         6,149
                                                                   -------    -------       -------
    As restated.................................................   $   (78)   $   553       $ 1,587
                                                                   =======    =======       =======
    NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS
    As previously reported......................................   $(5,402)   $21,706       $33,365
    As restated.................................................   $(5,055)   $20,328       $29,041
                                                                   =======    =======       =======
    BASIC EARNINGS (LOSS) PER SHARE
    As previously reported......................................   $ (0.04)   $  0.17       $  0.26
    As restated.................................................   $ (0.04)   $  0.16       $  0.22
                                                                   =======    =======       =======
    DILUTED EARNINGS (LOSS) PER SHARE
    As previously reported......................................   $ (0.04)   $  0.15       $  0.23
    As restated (iv)............................................   $ (0.04)   $  0.14       $  0.20
                                                                   =======    =======       =======

    I.  REVENUE ADJUSTMENT

       Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

2.  ACCOUNTING CHANGES (CONTINUED)
       license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

       In the fourth quarter of 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described above for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenues when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. Previously reported revenue for the fiscal year 2000 interim periods has been restated to give effect to the change in accounting policy.

       For the three months and six months ended June 30, 2001, the related deferred revenue recognized was $1,575,000 and $3,150,000, respectively.

    II.  REVENUE RECLASSIFICATION

       Certain expenses previously deducted from revenue have been reclassified and are now included in selling, general and administrative expenses to conform to the presentation adopted in the fiscal year 2000 annual consolidated financial statements.

    III. INCOME TAX ADJUSTMENT

       Prior to the issuance of its fiscal year 2000 annual consolidated financial statements, the Company determined that it had applied an inappropriate tax rate to the fiscal year 2000 interim periods. Accordingly, the provision for (recovery of) income taxes for the fiscal year 2000 interim periods has been restated to reflect the Company's actual annual effective rate.

    IV.  EARNINGS (LOSS) PER SHARE

       Effective December 31, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' Handbook
       Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method. The new recommendations have been applied retroactively to restate all diluted earnings (loss) per share amounts in these unaudited consolidated financial statements.

3.  ACCOUNTS RECEIVABLE

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Trade.......................................................  $79,637      $ 98,442
    Royalties...................................................    5,215         3,565
    Other.......................................................    3,525         3,843
                                                                  -------      --------
                                                                  $88,377      $105,850
                                                                  =======      ========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

4.  INVENTORIES

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Raw materials...............................................  $ 7,589      $ 7,140
    Work in process.............................................    9,228        5,079
    Finished goods..............................................   22,339       11,889
                                                                  -------      -------
                                                                  $39,156      $24,108
                                                                  =======      =======

5.  INTANGIBLE ASSETS

                                                                   JUNE 30     DECEMBER 31
                                                                     2001          2000
                                                                  ----------   ------------
    Workforce...................................................  $    7,241    $    7,241
    Core technology.............................................      11,185        11,185
    Acquired research and development...........................     345,894       345,894
    Brand names, product rights, royalty interests and
      patents...................................................     684,074       687,096
                                                                  ----------    ----------
                                                                   1,048,394     1,051,416
    Less accumulated amortization...............................      67,275        24,134
                                                                  ----------    ----------
                                                                  $  981,119    $1,027,282
                                                                  ==========    ==========

    Amortization expense amounted to $23,138,000 and $3,759,000 for the three months ended June 30, 2001 and 2000, respectively, and $46,028,000 and $9,112,000 for the six months ended June 30, 2001 and 2000, respectively.

6.  LONG-TERM OBLIGATIONS

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Revolving term credit facility..............................  $135,010     $210,000
    Aventis obligation..........................................    82,694      161,828
    Elan obligation.............................................    45,048       58,090
    Deferred compensation.......................................     7,658        8,311
    Non-interest bearing government loan........................     --             470
    Other debt..................................................     --              45
                                                                  --------     --------
                                                                   270,410      438,744
    Less current portion........................................    95,923      182,564
                                                                  --------     --------
                                                                  $174,487     $256,180
                                                                  ========     ========

    In June 2001, the Company's revolving term Senior Secured Credit Facility was syndicated and the Company's available line of credit under the facility was increased to $400,000,000. All other material terms and conditions are unchanged.

    Interest expense on long-term obligations amounted to $5,124,000 and $91,000 for the three months ended June 30, 2001 and 2000, respectively, and $13,011,000 and $3,795,000 for the six months ended June 30, 2001 and 2000, respectively. Interest expense for the three months and six months ended June 30, 2001 included $3,161,000 and $7,115,000, respectively, related to the amortization of the discount on the Aventis and Elan obligations.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

7.  SHARE CAPITAL

    During the six months ended June 30, 2001 and 2000, the Company issued 1,123,012 and 1,202,386 common shares, respectively, on the exercise of stock options and through the Company's Employee Stock Purchase Plan, and received proceeds of $13,617,000 and $7,076,000, respectively.

    During the six months ended June 30, 2001, the Company issued 2,000 common shares on the exercise of 500 warrants, and received proceeds of $20,000. During the six months ended June 30, 2000, no warrants were exercised.

    The number of common shares outstanding at June 30, 2001 and December 31, 2000 were 132,586,072 and 131,461,060, respectively. The number of stock options outstanding at June 30, 2001 and December 31, 2000 were 8,396,572 and 10,049,248, respectively.

8.  EARNINGS PER SHARE

    The computation of basic and diluted earnings per share was as follows (number of common shares in thousands):

                                                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                          JUNE 30                 JUNE 30
                                                                  -----------------------   -------------------
                                                                    2001           2000       2001       2000
                                                                  --------       --------   --------   --------
    BASIC EARNINGS PER SHARE
    Net income attributable to common shareholders..............  $ 27,203       $ 20,328   $ 39,612   $ 15,273
    Weighted average number of common shares outstanding........   132,297        129,530    132,037    127,550
                                                                  --------       --------   --------   --------
    Basic earnings per share....................................  $   0.21       $   0.16   $   0.30   $   0.12
                                                                  ========       ========   ========   ========
    DILUTED EARNINGS PER SHARE
    Net income attributable to common shareholders..............  $ 27,203       $ 20,328   $ 39,612   $ 15,273
    Weighted average number of common shares outstanding........   132,297        129,530    132,037    127,550
    Dilutive effect of warrants.................................    10,649          8,696     10,682      9,084
    Dilutive effect of stock options............................     4,987          4,892      5,016      5,216
                                                                  --------       --------   --------   --------
    Adjusted weighted average number of common shares
      outstanding...............................................   147,933        143,118    147,735    141,850
                                                                  --------       --------   --------   --------
    Diluted earnings per share..................................  $   0.18       $   0.14   $   0.27   $   0.11
                                                                  ========       ========   ========   ========

    For all periods presented, the Convertible Subordinated Preferred Equivalent Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

9.  CHANGE IN NON-CASH OPERATING ITEMS

                                                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                          JUNE 30                 JUNE 30
                                                                  -----------------------   -------------------
                                                                    2001           2000       2001       2000
                                                                  --------       --------   --------   --------
    Accounts receivable.........................................  $(1,228)       $ (9,701)  $ 17,502   $(22,041)
    Inventories.................................................   (7,312)         (5,967)   (15,026)   (11,517)
    Deposits and prepaid expenses...............................    6,161          (1,091)       781         97
    Accounts payable and accrued liabilities....................    1,412          (4,272)    11,093     (7,961)
    Income taxes payable........................................    3,751           1,414      3,193      1,153
    Deferred revenue............................................    7,581           3,624      9,679      1,310
                                                                  -------        --------   --------   --------
                                                                  $10,365        $(15,993)  $ 27,222   $(38,959)
                                                                  =======        ========   ========   ========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

10. LEGAL PROCEEDINGS

    From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

    The Company has recently commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because of its manufacturing issues in supplying a stable product.

    Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action with dispatch.

    The Company has recently been sued by Novartis Corporation for patent infringement in respect of its filed product Carbamazepine. The Company has asserted vigorous defences and is of the opinion that Novartis' action is meritless.

    The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

    Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

    On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer Corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

    On or about February 15, 2001, Andrx Pharmaceuticals, Inc. commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied.

    Biovail has denied Andrx' allegations and has asserted a counterclaim for breach of the Lanham Act with respect to Andrx' claim that it has developed a bioequivalent version of Biovail's Product Tiazac.

    Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Biovail's '463 Patent.

    In February 2001, Biovail commenced an action against Mylan
    Pharmaceuticals, Inc. and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The court has denied Mylan's application for injunctive relief. Mylan has appealed and a decision is forthcoming. Biovail believes that Mylan's action is without merit and that the FDA

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

10. LEGAL PROCEEDINGS (CONTINUED)
    acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd.

    In February 2000, Biovail filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz
    Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz.

    In response to Biovail's suit, Richard Fuisz has brought certain legal actions intended to compel Biovail to pay to him certain consulting fees which Biovail claims are not due because of Fuisz's breach of a Consulting Agreement pursuant to which such fees are established. All issues have now been settled with full dismissal of Dr. Fuisz' claim for the payment under his Consulting Agreement.

11. RELATED PARTY TRANSACTIONS

    In March 2001, the Company loaned $600,000 to an executive officer of the Company. The loan is secured by a charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and thereafter bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

    In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The exchange amount was established based on recent comparable market prices for the aircraft. At June 30, 2001, no amount was owing to the related party.

12. SEGMENTED INFORMATION

    Organizationally, the Company's operations consist of three segments -- Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited prior to September 29, 2000, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

12. SEGMENTED INFORMATION (CONTINUED)
    INFORMATION BY REPORTABLE SEGMENTS

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED JUNE 30, 2001                               SALES     DEVELOPMENT     LICENSING     TOTAL
    --------------------------------                              --------   ------------   -----------   --------
    Revenue from external customers.............................  $125,398     $  1,963       $ 6,143     $133,504
                                                                  --------     --------       -------     --------
    Segment operating income (loss).............................    68,195      (25,790)        6,079       48,484
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (4,749)
    Interest expense, net.......................................                                            (4,545)
                                                                                                          --------
    Income before income taxes..................................                                          $ 39,190
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED JUNE 30, 2000                               SALES     DEVELOPMENT     LICENSING     TOTAL
    --------------------------------                              --------   ------------   -----------   --------
    Revenue from external customers.............................  $ 45,384     $ 17,651       $ 3,135     $ 66,170
                                                                  --------     --------       -------     --------
    Segment operating income (loss).............................    21,979       (1,248)        3,122       23,853
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (1,429)
    Interest income, net........................................                                             7,558
                                                                                                          --------
    Income before income taxes..................................                                          $ 29,982
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    SIX MONTHS ENDED JUNE 30, 2001                                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ------------------------------                                --------   ------------   -----------   --------
    Revenue from external customers.............................  $237,325     $  3,529       $11,877     $252,731
                                                                  --------     --------       -------     --------
    Segment operating income (loss).............................   122,351      (49,643)       11,726       84,434
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (9,706)
    Interest expense, net.......................................                                           (11,854)
                                                                                                          --------
    Income before income taxes..................................                                          $ 62,874
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    SIX MONTHS ENDED JUNE 30, 2000                                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ------------------------------                                --------   ------------   -----------   --------
    Revenue from external customers.............................  $ 81,237     $ 30,583       $ 6,413     $118,233
                                                                  --------     --------       -------     --------
    Segment operating income (loss).............................    38,567       (3,801)        6,360       41,126
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (3,187)
    Interest income, net........................................                                             7,742
    Premium paid on early extinguishment of U.S. Dollar Senior
      Notes.....................................................                                           (20,039)
                                                                                                          --------
    Income before income taxes..................................                                          $ 25,642
                                                                                                          ========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
      (AMOUNTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 ARE
                            RESTATED -- SEE NOTE 2)
                                  (UNAUDITED)

13. SUBSEQUENT EVENTS

    CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    During August 2001, the Company entered into privately negotiated agreements with certain holders of its outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"). To date, these agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165,470,000 aggregate face value of outstanding Debentures. In the third quarter 2001, the Company will record the $23,969,000 market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures as follows: The portion related to the interest and principal components of the Debentures as a $5,933,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $18,036,000 charge to retained earnings. Following the surrender of Debentures described above, $134,515,000 aggregate face value of Debentures remain outstanding.

    WARRANTS

    During August 2001, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. To date, these agreements provided for the exercise of 513,800 warrants to purchase 2,055,200 common shares. Each warrant entitled the holder to purchase four post-split common shares of the Company at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise by an agreed upon time, the Company paid such warrant holders $2.00 per warrant exercised. In aggregate, the Company received proceeds of $19,524,000 net of the inducement cost of $1,028,000. Following the exercise of warrants described above, 3,072,950 warrants to purchase 12,291,800 common shares remain outstanding.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our Annual Report for Canadian Regulatory Purposes for the fiscal year ended December 31, 2000.

OVERVIEW

    Our results for the second quarter and first half of 2001 reflected the impact of the strategic business acquisitions completed during fiscal year 2000. Most notably the increase in our product sales reflected the addition of the Cardizem-Registered Trademark- product line ("Cardizem-Registered Trademark-") which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"). Cardizem-Registered Trademark- is being marketed in Canada through Crystaal, and in the United States through Biovail Pharmaceuticals, Inc. ("Biovail Pharmaceuticals"), formerly DJ Pharma, Inc. ("DJ Pharma"), which we acquired in October 2000. In addition to Cardizem-Registered Trademark-, our second quarter and first half 2001 product sales included the incremental revenue from Biovail Pharmaceuticals' existing branded product portfolio. The decline in research and development revenue reflected our December 2000 acquisition of Intelligent Polymers Limited ("Intelligent Polymers") and its development pipeline of branded generic products, which we were developing on their behalf prior to September 29, 2000.

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

ACCOUNTING CHANGES

REVENUE RECOGNITION

    We have adopted the U.S. Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenues when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. The related deferred revenue recognized for the three months ended June 30, 2001 and 2000 was $1.6 million and $1.8 million, respectively, and for the six months ended June 30, 2001 and 2000 was $3.2 million and $3.6 million, respectively.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

INCOME TAXES

    Prior to the issuance of our fiscal year 2000 audited consolidated financial statements, we determined that we had applied an inappropriate tax rate to the fiscal year 2000 interim periods. Accordingly, the provisions for (recovery of) income taxes in the fiscal year 2000 interim periods have been restated to reflect our actual annual effective rate. The effect for the three months and six months ended June 30, 2000 was a $3.2 million and $4.7 million reduction, respectively, in the recovery of income taxes.

EARNINGS (LOSS) PER SHARE

    Effective December 31, 2000, we adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings per share. Under the new recommendations, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the new recommendations retroactively to restate all diluted earnings (loss) per share amounts in this MD&A, and in the unaudited consolidated financial statements.

RESULTS OF OPERATIONS

    Total revenue for the second quarter 2001 was $133.5 million, an increase of $67.3 million or 102% from $66.2 million for the second quarter 2000. Net income attributable to common shareholders for the second quarter 2001 was $27.2 million, or diluted earnings per share of $0.18, compared to $20.3 million, or diluted earnings per share of $0.14, for the second quarter 2000. Net income attributable to common shareholders and diluted earnings per share increased by 34% and 29%, respectively for the second quarter 2001 compared to the second quarter 2000.

    Total revenue for the six months ended June 30, 2001 was $252.7 million, an increase of $134.5 million or 114% from $118.2 million for the same period last year. Net income attributable to common shareholders for the six months ended June 30, 2001 was $39.6 million, or diluted earnings per share of $0.27, compared to $15.3 million, or diluted earnings per share of $0.11, for the same period last year. Net income attributable to common shareholders and diluted earnings per share increased by 159% and 145%, respectively for the six months ended June 30, 2001 compared to the same period last year.

    The results for the six months ended June 30, 2000, included a first quarter 2000 charge of $20.0 million for the premium paid to extinguish our 10 7/8%
U.S. Dollar Senior Notes (the "Senior Notes"). Excluding this charge, net income attributable to common shareholders for the six months ended June 30, 2000 would have been $35.3 million, or diluted earnings per share of $0.25.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

REVENUE

    The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

                                      THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30
                                   --------------------------------   --------------------------------
                                     2001       2000     PERCENTAGE     2001       2000     PERCENTAGE
                                    $000S      $000S       CHANGE      $000S      $000S       CHANGE
                                   --------   --------   ----------   --------   --------   ----------
Product sales....................  $125,398   $45,384       176%      $237,325   $ 81,237      192%
Research and development.........     1,963    17,651       (89%)        3,529     30,583      (88%)
Royalty and licensing............     6,143     3,135        96%        11,877      6,413       85%
                                   --------   -------                 --------   --------
Total revenue....................  $133,504   $66,170       102%      $252,731   $118,233      114%
                                   ========   =======       ====      ========   ========      ====

PRODUCT SALES

    Product sales for the second quarter 2001 were $125.4 million compared to $45.4 million for the second quarter 2000, an increase of $80.0 million or 176%. Product sales for the six months ended June 30, 2001 were $237.3 million compared to $81.2 million for the same period last year, an increase of $156.1 million or 192%. As a percentage of total revenue, product sales increased to 94% for the three months and six months ended June 30, 2001 compared to 69% for same periods last year.

    The increase in product sales was due to a combination of the contribution from Cardizem-Registered Trademark-, incremental revenues from Biovail Pharmaceuticals' branded products, and strong sales from our controlled-release generic product portfolio, which were favourably impacted by the February 2001 launch of Procardia XL 30mg dosage and the fiscal year 2000 launches of Voltaren XR, Adalat CC 30mg and 60mg dosages, and Procardia XL 60mg dosage.

    On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. Eli Lilly manufactures and supplies the product to Biovail Pharmaceuticals for marketing in the United States. As a result of this recall, our product sales and gross margins for the second quarter and first half of 2001 have been negatively impacted by lost sales and costs associated with the recall. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

RESEARCH AND DEVELOPMENT

    Research and development revenue for the second quarter 2001 was $2.0 million, a decline of $15.7 million or 89% from $17.7 million for the second quarter 2000. Research and development revenue for the six months ended June 30, 2001 was $3.5 million, a decline of $27.1 million or 88% from $30.6 million for the same period last year. As a percentage of total revenue, research and development revenue declined to 1% for the three months and six months ended June 30, 2001 compared to 26% for the three months and six months ended June 30, 2000, respectively.

    The decline in research and development revenue reflected our acquisition of Intelligent Polymers in December 2000, and the elimination of revenue from development activities performed on their behalf.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

We recorded revenue from Intelligent Polymers of $14.8 million and $25.8 million for the three months and six months ended June 30, 2000, respectively.

ROYALTY AND LICENSING

    Net royalty and licensing revenue for the second quarter 2001 was $6.1 million compared to $3.1 million for the second quarter 2000, an increase of $3.0 million or 96%. Net royalty and licensing revenue for the six months ended June 30, 2001 was $11.9 million compared to $6.4 million for the same period last year, an increase of $5.5 million or 85%. As a percentage of total revenue, royalty and licensing revenue was 5% for all periods.

    For all periods, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac-Registered Trademark- to Forest Laboratories Inc. The increases in the three months and six months ended June 30, 2001, compared to the same periods last year, reflected higher Tiazac-Registered Trademark-product sales, and the inclusion of a royalty associated with sales of Cardizem-Registered Trademark- by a third party.

OPERATING EXPENSES

    The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

                                        THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30
                                     --------------------------------   --------------------------------
                                       2001       2000     PERCENTAGE     2001       2000     PERCENTAGE
                                      $000S      $000S       CHANGE      $000S      $000S       CHANGE
                                     --------   --------   ----------   --------   --------   ----------
Cost of goods sold.................  $27,321    $13,525       102%      $ 53,662   $24,547       119%
Research and development...........   13,675     13,620         0%        24,845    25,065        (1%)
Selling, general and
administrative.....................   24,527     13,800        78%        51,253    25,034       105%
Amortization expense...............   24,246      2,801       766%        48,243     5,648       754%
                                     -------    -------                 --------   -------
Total expenses.....................  $89,769    $43,746       105%      $178,003   $80,294       122%
                                     =======    =======       ====      ========   =======       ====

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $27.3 million for the second quarter 2001 compared to $13.5 million for the second quarter 2000, an increase of $13.8 million. Cost of goods sold was $53.7 million for the six months ended June 30, 2001 compared to $24.5 million for the same period last year, an increase of $29.2 million.

    The increases in the three months and six months ended June 30, 2001, were the result of increased product sales volumes from the addition of Cardizem-Registered Trademark-, Biovail Pharmaceuticals' branded products, and generic product launches.

    Gross margins based on product sales for the three months ended June 30, 2001 and 2000 were 78% and 70%, respectively, and for the six months ended
June 30, 2001 and 2000 were 77% and 70%, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The improvement in gross margins for the three months and six months ended

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

June 30, 2001 compared to the same periods last year primarily reflected the positive impact of the inclusion of Cardizem-Registered Trademark- to the product mix.

RESEARCH AND DEVELOPMENT

    Research and development expenses for the second quarter 2001 and 2000 were $13.7 million and $13.6 million, respectively. Research and development expenses for the six months ended June 30, 2001 were $24.8 million and $25.1 million for the same period last year. As a percentage of total revenue, research and development expenses declined to 10% for the three months and six months ended June 30, 2001 compared to 21% for the three months and six months ended
June 30, 2000.

    Although research and development expenses have declined as a percentage of total revenue, spending has remained consistent with the prior periods as we continue to devote the necessary resources towards our product pipeline. Research and development expenses reflected direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose-Registered Trademark- technology.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses for the second quarter 2001 were $24.5 million, an increase of $10.7 million or 78% from $13.8 million for the second quarter 2000. Selling, general and administrative expenses for the six months ended June 30, 2001 were $51.3 million, an increase of $26.3 million or 105% from $25.0 million for the same period last year. As a percentage of total revenue, selling, general and administrative expenses declined to 18% and 20% for the three months and six months ended June 30, 2001, respectively, compared to 21% for the three months and six months ended June 30, 2000.

    In dollar terms, the increase in selling, general and administrative expenses was mainly related to the inclusion of Biovail Pharmaceuticals' sales and marketing operation in our results for the second quarter and first half of 2001. In addition, with the acquisition of Cardizem-Registered Trademark- the level of sales and marketing activity has expanded at both Biovail Pharmaceuticals and Crystaal.

AMORTIZATION EXPENSE

    Amortization expense for the second quarter 2001 was $24.2 million compared to $2.8 million for the second quarter 2000. Amortization expense for the six months ended June 30, 2001 was $48.2 million compared to $5.6 million for the same period last year.

    The increase in amortization expense reflected the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, the amortization of the Cardizem-Registered Trademark- brand name, and the amortization of acquired research and development associated with the acquisition of Intelligent Polymers. In addition, amortization expense for the second quarter and first half of 2001 includes the amortization of the exclusive marketing rights to generic Adalat CC 30mg dosage ("Adalat") acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the second quarter and first half of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    For the second quarter 2001, net interest expense of $4.5 million was comprised of interest expense of $5.1 million net of interest income of $579,000, compared to net interest income of $7.6 million for the second quarter 2000, comprised of interest income of $7.7 million net of interest expense of $96,000. For the six months ended June 30, 2001, net interest expense of $11.9 million was comprised of interest expense of $13.0 million net of interest income of $1.1 million, compared to net interest income of $7.7 million for the same period last year, comprised of interest income of $11.5 million net of interest expense of $3.8 million. For all periods, interest expense excluded interest on our 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"), which was deducted from net income to determine net income attributable to common shareholders.

    The increase in interest expense primarily reflected interest on advances under our revolving term Senior Secured Credit Facility (the "Credit Facility"), and the amortization of the discount on the obligations to Aventis for Cardizem-Registered Trademark- and to Elan for Adalat. For the three months and six months ended June 30, 2001, the non-cash amortization of these discounts amounted to $3.2 million and $7.1 million, respectively.

    The decrease in interest income reflected a decline in the average size of our investment portfolio following the acquisitions of DJ Pharma and Intelligent Polymers in the fourth quarter of 2000, and after the first two quarterly instalment payments to Aventis and repayments made under the Credit Facility.

PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The charge in the first quarter 2000 included the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $2.4 million and $553,000 for the three months ended June 30, 2001 and 2000, respectively, and $4.3 million and $475,000 for the six months ended June 30, 2001 and 2000, respectively. These provisions included the reversal of the future tax liability related to acquired research and development associated with Fuisz Technologies Ltd. ("Fuisz"), acquired in November 1999, amounting to $892,000 for the three months ended June 30, 2001 and 2000, and $1.8 million for the six months ending June 30, 2001 and 2000. Excluding this reversal, these provisions reflected effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 8% and 6% for 2001 and 2000, respectively. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced an increase in our effective tax rate, as these operations earn income predominately in the United States.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

INTEREST ON CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components are being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003.

    Interest on the Debentures was comprised of cash interest paid and the accretion of the principal and interest components. For the second quarter 2001 and 2000, interest on the Debentures was $9.6 million and $9.1 million, respectively. For the six months ended June 30, 2001 and 2000, interest on the Debentures was $19.0 million and $9.9 million, respectively. For the three months and six months ended June 30, 2001, cash interest paid on the Debentures was $5.1 million and $10.1 million, respectively, compared to $5.6 million for the three months and six months ended June 30, 2000.

EBITDA

    EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, and excluding the premium paid, increased by $42.3 million or 147% to $71.0 million for the second quarter 2001 from $28.7 million for the second quarter 2000. EBITDA increased by $77.1 million or 149% to $128.7 million for the six months ended June 30, 2001 from $51.6 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 2001, we had cash and cash equivalents of $68.3 million compared to cash and cash equivalents of $125.1 million at December 31, 2000. In
December 2000, we arranged a $300 million Credit Facility that, subject to certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. In June 2001, the Credit Facility was successfully syndicated and our available line of credit under the Credit Facility was increased to $400 million. All other material terms and conditions are unchanged. The Credit Facility has received a BB- rating from Standard and Poor's and Ba3 rating from Moody's Investor Services.

    At June 30, 2001, we had total long-term obligations of $270.4 million, including the current portion thereof. Long-term obligations consisted of $135.0 million drawn on the Credit Facility, $82.7 million discounted amount owing to Aventis for Cardizem-Registered Trademark-, $45.0 million discounted amount owing to Elan for Adalat, and $7.7 million of other obligations. At December 31, 2000, we had $438.7 million of long-term obligations, including the current portion thereof, which consisted of $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis, $58.1 million discounted amount owing to Elan, and $8.8 million of other obligations.

    At June 30, 2001 and December 31, 2000, we had $300.0 million face value of Debentures outstanding. The Debentures are presented within shareholders' equity to reflect our option to pay the interest and principal using the proceeds from the sale of our common shares or other equity securities. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities. Our Debentures have been rated as B- by Standard and Poor's and B2 by Moody's Investor Services.

    During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. To date, these agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165.5 million aggregate face value of outstanding Debentures. In the third quarter 2001, we will record the $24.0 million market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures as follows: The portion related to the interest and principal components of the Debentures as a $5.9 million deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $18.1 million charge to retained earnings. Following the surrender of Debentures described above, $134.5 million aggregate face value of Debentures remain outstanding.

    We will benefit from the early surrender of Debentures immediately through improved cash flows from lower interest payments, and in the future through increased flexibility to meet our financing needs.

    Cash provided by operating activities, after changes in non-cash operating items, was $77.1 million and $18.8 million for the second quarter 2001 and 2000, respectively. This increase reflected net income, after adjustments for non-cash items, of $66.8 million for the second quarter 2001 compared to $34.8 million for the second quarter 2000. Changes in non-cash operating items provided cash of $10.4 million for the second quarter 2001 mainly through a decrease in deposits and prepaid expenses, and increases in income taxes payable and deferred revenue, offset by an increase in inventories mainly due to the inclusion of Cardizem-Registered Trademark-. In comparison, changes in non-cash operating items used cash of $16.0 million for the second quarter 2000 mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

    Cash provided by operating activities, after changes in non-cash operating items, was $147.5 million and $18.1 million for the six months ended June 30, 2001 and 2000, respectively. This increase reflected net income, after adjustments for non-cash items, of $120.3 million for the six months ended
June 30, 2001 compared to $57.1 million for the same period last year. Changes in non-cash operating items provided cash of $27.2 million for the six months ended June 30, 2001 mainly through the collection of accounts receivable and increases in accounts payables, accrued liabilities and deferred revenue, offset by an increase in inventories mainly due to the inclusion of Cardizem-Registered Trademark-. In comparison, changes in non-cash operating items used cash of $39.0 million for the six months ended June 30, 2000 mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

    Net cash used in investing activities was $13.5 million and $41.0 million for the second quarter 2001 and 2000, respectively. Additions to property, plant and equipment were $16.0 million and $1.9 million in the six months ended
June 30, 2001 and 2000, respectively. In the second quarter 2001, we recovered $2.6 million from Elan as a reduction to the minimum license payments otherwise payable under the Adalat marketing agreement. In the second quarter 2000, the net activity in short-term investments used

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

cash of $42.1 million, and we received proceeds of $3 million on the disposal of Clonmel Healthcare Limited ("Clonmel"), a subsidiary of Fuisz.

    Net cash used in investing activities was $31.8 million for the six months ended June 30, 2001 compared to cash provided by investing activities of $16.4 million for the same period last year. Additions to property, plant and equipment were $28.9 million and $5.8 million in the six months ended June 30, 2001 and 2000, respectively. We settled $4.0 million of acquisition costs related to Cardizem-Registered Trademark-, and acquired other intangible assets for $10.0 million in the six months ended June 30, 2001, offset by $11.4 million recovered from Elan as a reduction to the minimum license payments otherwise payable under the Adalat marketing agreement. The net activity in short-term investments provided cash of $4.2 million in the six months ended June 30, 2000. Overall during fiscal year 2000, as our short-term investments matured we generally converted them into cash equivalents with original maturities of 90 days or less. In the six months ended June 30, 2000, we received proceeds of $20 million on the disposal of Clonmel.

    Net cash used in financing activities was $45.1 million and $6.0 million for the second quarter 2001 and 2000, respectively. Proceeds from the issue of common shares on the exercise of stock options, through our Employee Stock Purchase Plan and from the exercise of warrants were $6.2 million and $893,000 for the second quarter 2001 and 2000, respectively. In the second quarter 2000, we paid $369,000 of costs related to the issue of common shares. In the second quarter 2001, we borrowed $305,000 under our Credit Facility, and repaid
$46.5 million of other long-term obligations, including the second quarterly instalment to Aventis of $42.5 million, and $4 million to Elan. We paid interest of $5.1 million and $5.6 million on the Debentures in the second quarter of 2001 and 2000, respectively. In the second quarter 2000, we paid $902,000 of financing costs related to the issuance of the Debentures.

    Net cash used in financing activities was $172.6 million for the six months ended June 30, 2001 compared to cash provided by financing activities of $234.9 million for the same period last year. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $13.6 million and $7.1 million for the six months ended June 30, 2001 and 2000, respectively. Net proceeds from the concurrent offering in March 2000 were $95.7 million from the issue of common shares, and $289.4 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million. In the six months ended June 30, 2001, we repaid $75.8 million under our Credit Facility, and $100.4 million of other long-term obligations, including the first two quarterly instalments to Aventis of $42.5 million each, and $14.9 million to Elan. In the six months ended
June 30, 2000, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $10.7 million. We paid interest of $10.1 million and $5.6 million on the Debentures in the six months ended June 30, 2001 and 2000, respectively.

    Overall, our cash and cash equivalents increased by $18.7 million for the second quarter 2001, and decreased by $28.2 million for the second quarter 2000.

    Overall, our cash and cash equivalents decreased by $56.9 million for the six months ended June 30, 2001, and increased by $269.4 million for the same period last year.

    During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. To date, these agreements provided for the exercise of 513,800 warrants to purchase 2,055,200 common shares. Each warrant entitled the holder to purchase four of our post-split common shares at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

exercise by an agreed upon time, we paid such warrant holders $2.00 per warrant exercised. In aggregate, we received proceeds of $19.5 million net of the inducement cost of $1.0 million. Following the exercise of warrants described above, 3,072,950 warrants to purchase 12,291,800 common shares remain outstanding.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings under our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is further mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rates of interest used to discount our long-term obligations to Aventis and Elan are fixed and therefore not subject to interest rate risk.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

FORWARD LOOKING STATEMENTS

    To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the SEC.